PNC LONG-SHORT FUND LLC
Two Hopkins Plaza
Baltimore, Maryland 21201

July 30, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PNC Long-Short Fund LLC
Form N-2
File Nos. 333-160874; 811-21258

Ladies and Gentlemen:

We, PNC Long-Short Fund LLC (“Registrant”), and PNC Fund Distributor LLC, Registrant’s distributor, respectfully request acceleration of the effective date of Registrant’s Registration Statement on Form N-2, which was filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2009, to July 30, 2009, or as soon as possible thereafter.

We are aware of our obligations under the Securities Act of 1933, as amended, and believe that such acceleration would be consistent with the obligation of the SEC to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

PNC LONG-SHORT FUND LLC	PNC FUND DISTRIBUTOR LLC
By: /s/Jennifer E. Spratley Name: Jennifer E. Spratley Title: Treasurer	By: /s/ Linda C. Carley Name: Linda C. Carley Title: Chief Compliance Officer